Exhibit 99.1

VIA ELECTRONIC TRANSMISSION

February 16, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	TRILOGY INTERNATIONAL PARTNERS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1.	ISIN:	CA89621T1084
	CUSIP:	89621T108

2.	Date Fixed for the Meeting:	May 10, 2018

3.	Record Date for Notice:	March 21, 2018

4.	Record Date for Voting:	March 21, 2018

5.	Beneficial Ownership Determination Date:	March 21, 2018

6.	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	SPECIAL VOTING (by Voting Trustee)*

7.	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	SPECIAL VOTING (by Voting Trustee)*

8.	Business to be conducted at the meeting:	Annual General

9.	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10.	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11.	Issuer paying for delivery to Objecting Beneficial Owners:	YES

*Under the Voting Trust Agreement between Trilogy International Partners Inc., Trilogy International Partners LLC, and TSX Trust dated February 7, 2017, TSX Trust holds a Special Voting Share that entitles TSX Trust to cast votes equal to the number of shares of Trilogy International Partners LLC outstanding on the record date pursuant to voting instructions provided by the holders of such units.

www.tsxtrust.com

Yours truly,

TSX Trust Company

" STEVEN NGUYEN "

Senior Relationship Manager

Steven.Nguyen@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1